SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 19, 2006 (January 13, 2006)

HUDSON'S GRILL INTERNATIONAL, INC.
(Exact name of Registrant as specified in its Charter)

Texas
(State or other jurisdiction of incorporation)

333-94797
(Commission or File Number)

75-2738727
(IRS Employer Identification Number)

16970 Dallas Parkway, Suite 402, Dallas, Texas 75248
(Address of Principal Executive Offices)

Issuer's telephone number, including area code:
(972) 931-9237

Section 8 - Other Events

Item 8.01 Other Events.

      Hudson's Grill International, Inc. (the "Company"), a Texas corporation based in Dallas, Texas, reports that it received an executed franchise agreement on January 13, 2006, from Cappuccino, SD, Inc., a corporation controlled by Peter and Cindy Palm. Peter and Cindy Palm also guaranteed the franchise agreement. The new franchisee will convert an existing restaurant to the Hudson's Classic Grill concept; the restaurant will be located at 201 North Lincoln Road in Escanaba, Michigan. This is the second franchise owned by the Palms, who own the DePere, Wisconsin Hudson's Classic Grill franchisee. The new franchisee will open and train their own staff, using staff from the DePere Hudson's Classic Grill. The Company anticipates that the new Hudson's Classic Grill will open sometime in Spring 2006. The initial franchise fee received by the Company will be recognized as income when the new franchisee opens for business.

Section 9 - Financial Statements and Exhibits

Item 9.01(c) Exhibits.

      1. Press Release dated January 19, 2006, regarding the signing of a Hudson's Grill franchise agreement by Cappuccino SD, Inc.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

      Date: January 19, 2006

HUDSON'S GRILL INTERNATIONAL, INC.

s/s Robert W. Fischer
Robert W. Fischer, Director

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